SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.                     )*

Nabriva Therapeutics AG

(Name of Issuer)

Common Shares, nominal value €1.00 per share, and

American Depositary Shares, each representing 1/10 of one Common Share

(Title of Class of Securities)

62957M104**

(CUSIP Number)

September 17, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing one tenth (1/10) of a Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 14

CUSIP # 62957M104

1	NAME OF REPORTING PERSONS Global Life Bioventure IV, S.à r.l. (“Global Life”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 114,589 Common Shares (2)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 114,589 Common Shares (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (3)
12	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13 G is filed by Global Life, Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) and Anne-Mari Paster (“Paster”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (1) 24,500 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 245,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 90,089 Common Shares. Each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole voting and dispositive power with respect to the shares, and Lim, Stampacchia and Paster, the directors of Omega Ltd, may be deemed to have shared voting and dispositive power with respect to the shares. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.
(3)	This percentage is calculated based upon 1,981,121 Common Shares outstanding following the closing of the Issuer’s public offering, as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP # 62957M104

1	NAME OF REPORTING PERSONS Omega Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 114,589 Common Shares (2)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 114,589 Common Shares (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (3)
12	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13 G is filed by Global Life, Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) and Anne-Mari Paster (“Paster”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (1) 24,500 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 245,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 90,089 Common Shares. Each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole voting and dispositive power with respect to the shares, and Lim, Stampacchia and Paster, the directors of Omega Ltd, may be deemed to have shared voting and dispositive power with respect to the shares. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.
(3)	This percentage is calculated based upon 1,981,121 Common Shares outstanding following the closing of the Issuer’s public offering, as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP # 62957M104

1	NAME OF REPORTING PERSONS Omega Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 114,589 Common Shares (2)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 114,589 Common Shares (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (3)
12	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13 G is filed by Global Life, Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) and Anne-Mari Paster (“Paster”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (1) 24,500 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 245,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 90,089 Common Shares. Each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole voting and dispositive power with respect to the shares, and Lim, Stampacchia and Paster, the directors of Omega Ltd, may be deemed to have shared voting and dispositive power with respect to the shares. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.
(3)	This percentage is calculated based upon 1,981,121 Common Shares outstanding following the closing of the Issuer’s public offering, as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP # 62957M104

1	NAME OF REPORTING PERSONS Omega Fund IV GP Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 114,589 Common Shares (2)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 114,589 Common Shares (2)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (3)
12	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13 G is filed by Global Life, Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) and Anne-Mari Paster (“Paster”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (1) 24,500 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 245,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 90,089 Common Shares. Each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole voting and dispositive power with respect to the shares, and Lim, Stampacchia and Paster, the directors of Omega Ltd, may be deemed to have shared voting and dispositive power with respect to the shares. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.
(3)	This percentage is calculated based upon 1,981,121 Common Shares outstanding following the closing of the Issuer’s public offering, as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP # 62957M104

1	NAME OF REPORTING PERSONS Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 114,589 Common Shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 114,589 Common Shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (3)
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13 G is filed by Global Life, Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) and Anne-Mari Paster (“Paster”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (1) 24,500 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 245,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 90,089 Common Shares. Each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole voting and dispositive power with respect to the shares, and Lim, Stampacchia and Paster, the directors of Omega Ltd, may be deemed to have shared voting and dispositive power with respect to the shares. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.
(3)	This percentage is calculated based upon 1,981,121 Common Shares outstanding following the closing of the Issuer’s public offering, as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP # 62957M104

1	NAME OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 114,589 Common Shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 114,589 Common Shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (3)
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13 G is filed by Global Life, Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) and Anne-Mari Paster (“Paster”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (1) 24,500 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 245,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 90,089 Common Shares. Each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole voting and dispositive power with respect to the shares, and Lim, Stampacchia and Paster, the directors of Omega Ltd, may be deemed to have shared voting and dispositive power with respect to the shares. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.
(3)	This percentage is calculated based upon 1,981,121 Common Shares outstanding following the closing of the Issuer’s public offering, as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP # 62957M104

1	NAME OF REPORTING PERSONS Anne-Mari Paster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 114,589 Common Shares (2).
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 114,589 Common Shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.78% (3)
12	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13 G is filed by Global Life, Omega Fund IV, L.P. (“Omega Fund”), Omega Fund IV GP, L.P. (“Omega GP”), Omega Fund IV GP Manager, Ltd. (“Omega Ltd”), Richard Lim (“Lim”), Otello Stampacchia (“Stampacchia”) and Anne-Mari Paster (“Paster”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, which holds all of the outstanding equity interests in Global Life; and each of Omega Fund, Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Global Life. Lim, Stampacchia and Paster are the directors of Omega Ltd, and Lim is also the Class A Manager of Global Life, and such individuals may each be deemed to beneficially own the shares held by Global Life. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (1) 24,500 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 245,000 American Depositary Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 90,089 Common Shares. Each of (i) Omega Fund, (ii) Omega GP and (iii) Omega Ltd may be deemed to have sole voting and dispositive power with respect to the shares, and Lim, Stampacchia and Paster, the directors of Omega Ltd, may be deemed to have shared voting and dispositive power with respect to the shares. Each of Lim, Stampacchia and Paster expressly disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest in the shares.
(3)	This percentage is calculated based upon 1,981,121 Common Shares outstanding following the closing of the Issuer’s public offering, as set forth in the Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP # 62957M104

ITEM 1(A).	NAME OF ISSUER

Nabriva Therapeutics AG (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Leberstrasse 20
1110 Vienna, Austria

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Global Life Bioventure IV, S.à r.l, a limited liability company organized under the laws of Luxembourg (“Global Life”), Omega Fund IV, L.P. , a Cayman Islands exempted limited partnership (“Omega Fund”), Omega Fund IV GP, L.P., a Cayman Islands exempted limited partnership (“Omega GP”), Omega Fund IV GP Manager, Ltd., a Cayman Islands exempted company (“Omega Ltd”), Richard Lim (“Lim”), Anne-Mari Paster (“Paster”) and Otello Stampacchia (“Stampacchia”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons” and individually as a “Reporting Person”.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address of the principal business office of Global Life is c/o Amicorp Luxembourg S.A., 11-13, Boulevard de la Foire, L-1528 Luxembourg. The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Lim, Paster and Stampacchia is c/o Omega Fund Management, LLC, 185 Dartmouth Street, Suite 502, Boston, MA 02116.

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Shares, nominal value €1.00 per share, and
American Depositary Shares, each representing 1/10 of one Common Share

ITEM 2(D)	CUSIP NUMBER

62957M104

This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing one tenth (1/10) of a Common Share.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer:

CUSIP # 62957M104

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the organizational documents of Global Life and Omega Ltd and the limited partnership agreements of Omega Fund and Omega GP, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

CUSIP # 62957M104

ITEM 10.	CERTIFICATION.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 62957M104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2015

Global Life Bioventure IV, S.à r.l.

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Class A Manager

By:	/s/ Eddy Dôme
Name:	Eddy Dôme
Title:	Class B Manager

Omega Fund IV, L.P.

By:	Omega Fund IV GP, L.P.
Its:	General Partner

By:	Omega Fund IV GP Manager, Ltd.
Its:	General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Omega Fund IV GP, L.P.

By:	Omega Fund IV GP Manager, Ltd.
Its:	General Partner

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

Omega Fund IV GP Manager, Ltd.

By:	/s/ Richard Lim
Name:	Richard Lim
Title:	Director

CUSIP # 62957M104

Richard Lim

By:	/s/ Richard Lim
Name:	Richard Lim

Otello Stampacchia

By:	/s/ Otello Stampacchia
Name:	Otello Stampacchia

Anne-Mari Paster

By:	/s/ Anne-Mari Paster
Name:	Anne-Mari Paster

CUSIP # 62957M104

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	15